June 19, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Dear Mr. Spirgel:

We are writing in response to the staff’s comments set forth in its letter dated May 29, 2009.

Form 10-K for Fiscal Year Ended September 30, 2008
Item 1. Business, page 3

1.	We note from your responses to comments one and eleven from our letter dated March 26, 2009 that you intend to file your agreement with Rent-A-Center with your amended form 10-K. Please disclose here or in your management’s discussion and analysis the material terms of the agreement, including the term and termination provisions. Discuss how you generate revenues under the agreement.

Response:

The material terms of our agreement with Rent-A-Center (“RAC”) to be included in our amended Form 10-K are as follows:

•	Effective Date – December 20, 2006

•	Term of the Agreement – The Agreement will remain in effect for a period of five years from March 1, 2007 and will automatically renew for successive one year periods thereafter; however, either party may cancel this Agreement effective upon the expiration of the then current term by providing the other written notice of such intent to terminate at least 90 days prior to the expiration of the then current term. However, if for any reason RAC desires to cease marketing these or any similar benefits and services to its customers, cessation may occur after three years. Should termination occur after the three year period and before March 1, 2012, for any reason, then we agree to continue to

Mr. Larry Spirgel
June 18, 2009
Page Two

Form 10-K for Fiscal Year Ended September 30, 2008
Item 1. Business, page 3

Response (continued)

provide all then-existing customer benefits and services to all RAC customers who are enrolled as of the date of termination, until those customers terminate their enrollment in the Benefit Program, and RAC agrees to remit enrollment fees for those customers as provided in this Agreement. Notwithstanding any other provision of this Agreement, RAC may terminate this agreement without penalty if the Benefit Program is deemed to be illegal or unauthorized by any federal or state court of competent jurisdiction and the Benefit Program cannot be reasonably be changed or restructured to comply with the law.

•	Payment Terms – For the benefits, RAC will pay us an amount per participating customer per month pursuant to the pricing schedules of the agreement. All amounts will be remitted by the 10th calendar day of the month following the month in which fees were paid by the customers to RAC.

Revenues are generated when RAC’s customers choose to purchase membership in the discount benefits package provided by us.  Customer membership terms are either weekly or monthly.  RAC collects the periodic membership fees from the enrolled customers.  We receive a monthly remittance from RAC for our portion of the membership fees RAC collected during the preceding month.  Revenues are recognized in the month the fees are collected by RAC from the enrolled customers.

The benefits include the following:

•	Accidental Death & Dismemberment Insurance

•	Product Replacement Option

•	Payment Protection Waiver

•	Paid-Out Account, Product Service

•	Discounted Medical Services

•	Discounted 24-Hour Emergency Roadside Assistance

•	Discount Automotive Services

•	Car Trip Routing

•	Grocery Discount Coupon Program

•	Consumer Discounts at Restaurants, Retailers and Travel providers

•	Entertainment Discounts

•	Kid Secure

Mr. Larry Spirgel
June 18, 2009
Page Three

Form 10-K for Fiscal Year Ended September 30, 2008
Item 1. Business, page 3

Response (continued)

•	Wellness Program

•	Floral Discount

•	Fitness Advantage

Item 9.A Controls and Procedures, page 39
Evaluation of Disclosure Controls and Procedures

2.	We have considered your response to comment eight from our letter dated March 26, 2009 and your proposed disclosure for the amendment to your Form 10-K contained in Exhibit C to your response letter dated May 7, 2009. We disagree with your analysis. Your Form 10-K did not include your assessment of internal control over financial reporting as required by Item 308T of Regulation S-K, and you still have not completed the required assessment or provided the required disclosure. The definition of disclosure controls and procedures provided in Rule 13a-15c indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Your failure to file your management’s report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act reporting. The omission of a material disclosure on a timely basis is a strong indicator that disclosure controls and procedures are ineffective. On the other hand, the absence of fraud is not an appropriate factor on which to base your conclusion that your disclosure controls and procedures were effective in these circumstances. In light of these facts, it appears that you should amend the Form 10-K to disclosure that your disclosure and controls and procedures were not effective as of the end of the fiscal year and explain why.

Response:
Please see Exhibit A for an amendment of Item 9A – Controls and Procedures.

Mr. Larry Spirgel
June 18, 2009
Page Four

Item 9.A Controls and Procedures, page 39
Evaluation of Disclosure Controls and Procedures

3.	Please explain your reference to the improper accounting for the reverse merger with BMS in your Form 10-K and why this disclosure has been removed from your proposed disclosure in Exhibit C to your response letter dated May 7, 2009.

Response:

The reference to the improper accounting was removed from the proposed disclosure in Exhibit C referenced above due to the transaction having occurring during the fiscal year ended September 30, 2007 and not during the fiscal year ended September 30, 2008, the fiscal year covered by the Annual Report on Form 10-K. Given that the corrections and financial statement restatements were made for the year ended September 30, 2007, there was no impact on the financial statements for the Annual Report on Form 10-K for the year ended September 30, 2007.

Management’s Annual Report on Internal Control Over Financial Reporting

4.	We note that management has not completed its assessment of internal control over financial reporting as of September 30, 2008. We ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response:

We have completed the identification and documentation of all required internal controls over financial reporting. We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and management will issue its report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X. This status statement is included in Exhibits A, B and D.

Management’s Annual Report on Internal Control Over Financial Reporting

5.	We note your response to comment nine from our letter dated March 26, 2009 as well as your proposed disclosure in Exhibit C to your response letter dated May 7, 2009. In light of the material weakness identified by your auditors, describe in detail why management did not conclude that there was a material weakness in your internal control over financial reporting. Please note that the absence of fraud is not an

Mr. Larry Spirgel
June 18, 2009
Page Five

Management’s Annual Report on Internal Control Over Financial Reporting (continued)

appropriate factor on which to base your conclusion that there is no material weakness in your internal control over financial reporting. Please also revise your proposed disclosure to indicate what steps the company is taking to remediate the material deficiency and when the company anticipates such deficiency will be corrected.

Response

Please see Exhibit A for an amendment of Item 9A – Controls and Procedures.

We have completed the identification and documentation of all required internal controls over financial reporting. We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and management will issue its report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X. This status statement is included in Exhibits A, B and D.

Form 10-Q for Fiscal Quarter Ended December 31, 2008
Item 4 and Item 4T. Controls and Procedures, page 13.

6.	We note that your chief executive officer and chief financial officer have not yet completed their assessment of internal control over financial reporting. As noted above, the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please explain how management could conclude that your disclosure controls and procedures were effective as of December 31, 2008 in light of the company’s ongoing inability to process the information necessary to complete the assessment of internal control over financial reporting that was required to be included in the Company’s Form 10-K for the fiscal year ended September 30, 2008. Alternatively, please amend your Form 10-Q to disclose that your disclosure controls and procedures were not effective as of December 31, 2008 and explain why.

Response:

We have completed the identification and documentation of all required internal controls over financial reporting. We anticipate that by June 30, 2009, we will have completed all

Mr. Larry Spirgel
June 18, 2009
Page Six

Form 10-Q for Fiscal Quarter Ended December 31, 2008
Item 4 and Item 4T. Controls and Procedures, page 13.

Response (continued)

required testing of our accounting system and internal controls over financial reporting and management will issue its report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X. This status statement is included in Exhibits A, B and D.

Form 10-Q for Fiscal Quarter Ended December 31, 2008
Item 4 and Item 4T. Controls and Procedures, page 13.

Response (continued)

Please refer to Exhibit B for the proposed amendment to the Form 10-Q for the quarter ended December 31, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting
Response (continued)

7.	We note your statement that your chief executive officer and chief financial officer conducted an evaluation of the effectiveness of your internal control over financial reporting, even though they were unable to issue the report on its effectiveness. We further note your statement that “no significant deficiencies or material weaknesses were discovered” when the officers conducted their evaluation. However you also state in this section that your failure to complete an assessment of internal control over financial reporting “has been determined to be a material weakness in our internal controls.” Please amend your Form 10-Q to clarify these inconsistencies and to clearly state that there is a material weakness in your internal control over financial reporting.

Response:

Please refer to Exhibit B for the proposed amendment to the Form 10-Q for the quarter ended December 31, 2008.

Mr. Larry Spirgel
June 18, 2009
Page Seven

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis....page 11

8.	We note your response to comment two from our letter dated March 26, 2009 as well as the management’s discussion and analysis in your Form 10-Q filed May 15, 2009. Please review your management’s discussion and analysis to provide further disclosure regarding the material changes in your results of operations. For example, we note the statement on page 12 indicating that you expect your point-of-sale plan revenue to decline as a percentage of total revenues as you diversify your revenue sources. Please indicate how the company intends to diversify its revenue sources. We also note that your commission expense attributable to point-of-sale plan contracts decreased in the three months ended March 31, 2009. Since you state on page 14 that revenues associated with such contracts increased, please explain how the commission expense (which is based on a percent of revenue) decreased. These are just examples.

Response:

Our Management’s Discussion and Analysis will be amended to include the following information within the Overview section.

Although our revenue from point-of-sale plans continues to grow, we expect this revenue source to decline as a percentage of total revenues as we diversify our revenue sources that will result from our recent acquisition of Access Plans USA, Inc. on April 1, 2009. In addition to the acquisition, the Company has also dedicated additional resources toward marketing its wholesale and retail plans.

In regard to the inquiry regarding marketing and sales expenses, we will amend this discussion as follows:

Marketing and sales expenses decreased $0.08 million or 22% during the three months ended March 31, 2009, compared with the same quarter of 2008. This decrease was primarily attributable to:

•	Convention expense incurred for 2008 that was not incurred in 2009; and

•	Commission expense, based on a percent of revenue, attributable to point of sale plan contracts during the three months ended March 31, 2008. Revenue growth attributable to our point of sale contracts is primarily generated by our Executive Vice President of marketing who does not receive commission compensation for new business.

Mr. Larry Spirgel
June 18, 2009
Page Eight

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis....page 11

9.	We note your response to comment three from our letter dated March 26, 2009 as well as the disclosure in your Form 10-Q filed May 15, 2009. As we previously requested, please revise your Overview section to discuss how your revenues from your point-of-sale, retail and wholesale plans are generated from membership fees and the extent to which your membership fees are monthly or annual.

Response:

See revised Exhibit C.

Item 4 and Item 4T. Controls and Procedures, page 17
Evaluation of Disclosure Controls and Procedures, page 17

10.	We note that your disclosure in this section refers to the period ended September 30, 2008. Please amend your Form 10-Q to refer to management’s evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report (the fiscal quarter ended March 31, 2009).

Response:

See revised Exhibit D.

Item 4 and Item 4T. Controls and Procedures, page 17
Evaluation of Disclosure Controls and Procedures, page 17

11.	We note that your chief executive officer and chief financial officer have not yet completed their assessment of internal control over financial reporting. We also note your statement that you “underestimated the extent of human resources required to complete the documentation and testing”. As noted above, the definition of disclosure controls and procedures provided in Rule 13a-15c indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please explain how management could conclude that your disclosure controls and procedures were effective as of March 31, 2009 in light of the company’s ongoing inadequate human resources and inability to process the information necessary to complete the assessment of internal control over financial reporting that was required to be included in the company’s Form 10-K for the fiscal

Mr. Larry Spirgel
June 18, 2009
Page Nine

Item 4 and Item 4T. Controls and Procedures, page 17
Evaluation of Disclosure Controls and Procedures, page 17 (continued)

year ended September 30, 2008. Alternatively, please amend your Form 10-Q to disclose that your disclosure controls and procedures were not effective as of March 31, 2009.

Response:

See revised Exhibit D.

Management’s Annual Report on Internal Control Over Financial Reporting, page 17

12.	The fifth paragraph in this section states that you have not discovered any significant deficiencies or material weaknesses in your internal control over financial reporting. However, the next sentence of that paragraph indicates that the “material weakness continued.” Please amend your Form 10-Q to remove this inconsistent statement and to clearly reflect the existence of the material weakness reported by your auditors. Please also revise your disclosure to indicate what steps the company is taking to remediate the material weakness as well as when the company anticipates such weakness will be corrected.

Response:

See revised Exhibit D.

Notes to Consolidated Financial Statements, page 6
Note 8 — Claims Liability, page 10

13.	We note that you revised the claims liability disclosure. We still believe this disclosure may be confusing for investors to understand how these claims arise. Please revise further, simplifying it to say, if true, that you have an obligation for claims incurred but not reported and that these claims arise from the involuntary unemployment waiver offered in certain membership programs in the rental purchase industry.

Larry Spirgel
June 18, 2009
Page Ten

Notes to Consolidated Financial Statements, page 6
Note 8 — Claims Liability, page 10 (continued)

Response:

We will amend Note 8 – Claims Liability as follows.

Note 8 – Waiver Reimbursements Liability

We have entered into contractual arrangements to administer certain membership programs for our clients, primarily in the rental purchase industry. For some clients, the administration duties include reimbursing the client for certain expenses they incur in the operation of a particular membership program. Under these arrangements, we are responsible for reimbursing the client when (under the terms of the agreement with its customer) it waives rental payments required of the client’s customer under specifically defined and limited circumstances, such as when their customer becomes unemployed for a stated period of time or when our client provides product service to its customer. It is our policy to reserve the necessary funds in order to meet the anticipated reimbursement obligation owed to our clients in the event our reimbursement obligations require payment in the future. Our obligations for these reimbursements do not have any kind of a tail that extends beyond our client’s payment obligations following termination of the contractual arrangement or agreement with our client or the client’s customer. As of September 30, 2008 and 2007, we recorded an estimated incurred but not reported reimbursement obligation of $462,596 and $260,300, respectively.

Form 8K Filed April 6, 2009

14.	We note the transaction you disclose was completed on April 1, 2009. Updated financial statements of the acquired company and pro forma financial information are required in this Form or in an amended Form 8-K to be filed no later than 71 calendar days after the date that the initial report was to be filed, pursuant to item 9.01 of Form 8-K and Regulation S-X 8-04 and 8-05. If the financial statements and pro forma financial information are not included in the initial report, you should state when the required information will be filed. Please amend this Form 8-K to include the date such information will be provided and note the 71 calendar day requirement began on April 6, 2009.

Mr. Larry Spirgel
June 18, 2009
Page Eleven

Form 8K Filed April 6, 2009 (continued)

Response:

The Company filed an amended Form 8-K on June 16, 2009 inclusive of the required financial statements of the acquired company and pro forma financial information.

In responding to the comments raised by the Staff in its letter of May 29, 2009, we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rita McKeown
Chief Financial Officer

Enclosures

Alliance HealthCard, Inc.

Exhibit A

 ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of September 30, 2008.  Because we did not complete our assessment of the reliability and effectiveness of our controls and procedures over financial reporting on a timely basis, our management was unable to issue its report on the effectiveness of our internal controls at September 30, 2008. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of September 30, 2008 to be ineffective. Furthermore, because we failed to include management’s report within this report, this report is materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act and our controls and procedures over financial reporting were ineffective at September 30, 2008. Until our assessment of the reliability and effectiveness of our controls and procedures over financial reporting has been completed, we are not positioned to know whether we need to implement corrective controls and procedures. During the year ended September 30, 2008, we have continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and implemented all required corrective requirements, if any, and will then be positioned to issue our report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.

Alliance HealthCard, Inc.
Exhibit A (cont’d)

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(t) and 15d-15(t) promulgated under the Exchange Act.

Management has not yet assessed the effectiveness of our internal control over financial reporting as of September 30, 2008 by using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

In connection with the audit of our consolidated financial statements for the year ended September 30, 2008, our independent registered public accounting firm, Eide Bailly LLP, advised the Audit Committee and management that, solely because we underestimated the extent of human resources required to complete the documentation and testing, we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002, they considered this deficiency to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5.  A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes that the consolidated financial statements included in this Annual Report on Form 10-K, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Alliance HealthCard, Inc.

Exhibit B

 ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008.  Because we did not complete our assessment of the reliability and effectiveness of our controls and procedures over financial reporting on a timely basis, our management was unable to issue its report on the effectiveness of our internal controls at December 31, 2008. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008 to be ineffective. Furthermore, because we failed to include management’s report within our annual report on Form 10-K for the fiscal year ended September 30, 2008, that report was materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act and our internal controls and procedures over financial report were ineffective at December 31, 2008. Until our assessment of the reliability and effectiveness of our controls and procedures over financial reporting has been completed, we are not positioned to know whether we need to implement corrective controls and procedures. During the quarter ended December 31, 2008, we have continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

Alliance HealthCard, Inc.
Exhibit B (cont’d)

We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and implemented all required corrective requirements, if any, and will then be positioned to issue our report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(t) and 15d-15(t) promulgated under the Exchange Act.

Management has not yet assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 by using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

In connection with the audit of our consolidated financial statements for the year ended September 30, 2008, our independent registered public accounting firm, Eide Bailly LLP, advised the Audit Committee and management that, solely because we underestimated the extent of human resources required to complete the documentation and testing, we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002, they considered this deficiency to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5.  A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes that the consolidated financial statements included in this report, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.

Alliance HealthCard, Inc.

Exhibit C

Overview

We are a leading provider of consumer membership plans sold in conjunction with a point-of-sale transaction through retail locations. In addition, we provide “healthcare savings” membership plans under both retail and wholesale arrangements as well as included as additional benefits to other membership programs. Through working with our clients, we design and build membership plans that contain benefits aggregated from our vendors that appeal to our client’s customers. This process involves balancing the needs of our clients, their customers and our vendors.

We enter into agreements with our clients to deliver customized membership marketing plans that leverage their brand name and customer relationship and typically their payment mechanism, and offer benefits that appeal to their customers. The value provided by our plans to our clients, includes increased customer attraction and retention, plus incremental fee income with no risk or capital cost. By implementing these plans repetitively, our management team is uniquely qualified to efficiently assist our clients in achieving their goals, while avoiding operational and marketing pitfalls.

Point-of-Sale Plans

Our point-of-sale plans are primarily offered at rent-to-own retail stores. Revenues are generated when the retail stores’ customers choose to purchase membership in the discount benefits package provided by the Company.  Customer membership terms are either weekly or monthly.  The retail stores collect the periodic membership fees from the enrolled customers.  The Company receives a monthly remittance from the retail stores for our portion of the membership fees the retail stores collected during the preceding month.  Revenues are recognized in the month the fees are collected by the retail stores from the enrolled customers.

Nationwide there are approximately 8,500 rent-to-own locations serving approximately 3.0 million households according to the Association of Progressive Rental Organizations. It is estimated that the two largest rent-to-own industry participants account for approximately 4,800 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 50 stores. The industry has been consolidating and is expected to continue, resulting in an increased concentration of stores in the two largest rent-to-own industry participants.

The rent-to-own industry serves a highly diverse customer base. According to the Association of Progressive Rental Organizations, approximately 73% of rent-to-own customers have household incomes between $15,000 and $50,000 per year. The rent-to-own industry serves a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. The Association of Progressive Rental Organizations also estimates that 95% of customers have high school diplomas. According to an April 2000 Federal Trade Commission study, 75% of rent-to-own customers were satisfied with their experience with rent-to-own transactions. The study noted that customers gave a wide variety of reasons for their satisfaction, including “the ability to obtain merchandise they otherwise could not; the low payments; the lack of a credit check; the convenience and flexibility of the transaction; the quality of the merchandise; the quality of the maintenance, delivery, and other services; the friendliness and flexibility of the store employees; and the lack of any problems or hassles.”

Alliance HealthCard, Inc.
Exhibit C (continued)
Page Two

We currently deliver membership plans to about 55 companies, including retail purchase dealers, insurance companies, financial institutions, retail merchants, and consumer finance companies. At March 31, 2009, our point-of-sale plans were offered at approximately 3,900 rent-to-own store locations compared to approximately 3,450 locations at March 31, 2008. Of the locations at March 31, 2009,3,038 of those locations were operated or franchised by Rent-A-Center (“RAC”) under the brands “Rent-A-Center”, “Get It Now,” “Rent-A-Centre,” and “ColorTyme,” either as company-owned or franchised stores with a 38% market share at December 31, 2008. Rent-A-Center, Inc., a Nasdaq (symbol RCII) traded company, is the largest rent-to-own company in the United States, Puerto Rico and Canada. Our revenue attributable to the contractual arrangements with RAC was approximately $2.8 million,(48% of total revenue) and $5.6 million, (49% of total revenue) during the three and six months ended March 31, 2009, compared to $2.7 million, (51% of total revenue) and $5.4 million, (54% of total revenue) during the three and six months ended March 31, 2008. Furthermore, our contracts with RAC and other rent-to-own companies accounted for $4.9 million, (84% of total revenue) and $9.4 million, (84% of total revenue) during the three and six months ended March 31, 2009, compared to $4.6 million, (86% of total revenue) and $8.7 million, (87% of total revenue) during the three and six months ended March 31, 2008.

The material terms of our agreement with RAC are as follows:

•	Effective Date – December 20, 2006

•	Term of the Agreement – The Agreement will remain in effect for a period of five years from March 1, 2007 and will automatically renew for successive one year periods thereafter; however, either we or RAC may cancel this Agreement effective upon the expiration of the then current term by providing the other written notice of such intent to terminate at least 90 days prior to the expiration of the then current term. However, if for any reason RAC desires to cease marketing these or any similar benefits and services to its customers, cessation may occur after three years. Should termination occur after the three year period and before March 1, 2012, for any reason, then we agree to continue to provide all then-existing customer benefits and services to all RAC customers who are enrolled as of the date of termination, until those customers terminate their enrollment in the Benefit Program, and RAC agrees to remit enrollment fees for those customers as provided in our agreement with RAC. Notwithstanding any other provision of the agreement, RAC may terminate the agreement without penalty if the Benefit Program is deemed to be illegal or unauthorized by any federal or state court of competent jurisdiction and the Benefit Program cannot be reasonably be changed or restructured to comply with the law.

•	Payment Terms – For the benefits, RAC will pay us an amount per participating customer per month pursuant to the pricing schedules of the agreement. All amounts will be remitted by the 10th calendar day of the month following the month in which fees were paid by the customers to RAC.

Revenues are generated when RAC’s customers choose to purchase membership in the discount benefits package provided by us.  Customer membership terms are either weekly or monthly.  RAC collects the periodic membership fees from the enrolled customers.  We receive a monthly remittance from RAC for our portion of the membership fees RAC collected during the preceding month.  Revenues are recognized in the month the fees are collected by RAC from the enrolled customers.

Alliance HealthCard, Inc.
Exhibit C (continued)
Page Three

The benefits include the following:

•	Accidental Death & Dismemberment Insurance

•	Product Replacement Option

•	Payment Protection Waiver

•	Paid-Out Account, Product Service

•	Discounted Medical Services

•	Discounted 24-Hour Emergency Roadside Assistance

•	Discount Automotive Services

•	Car Trip Routing

•	Grocery Discount Coupon Program

•	Consumer Discounts at Restaurants, Retailers and Travel providers

•	Entertainment Discounts

•	Kid Secure

•	Wellness Program

•	Floral Discount

•	Fitness Advantage

Our growth in point-of-sale plans revenue is dependent in significant part on an increase in the number of rent-to-own locations at which these plans are offered and the rental and sale performances of those locations. Although our revenue from point-of sale plans continues to grow, we expect this revenue source to decline as a percentage of total revenues as we diversify our revenue sources. Although we have long-term contracts with RAC and other rent-to-own companies, loss of either, especially RAC would have a significant impact on our revenues, profitability and our ability to negotiate discounts with our vendors.

Wholesale Plans

Our wholesale plans are custom tailored to meet the needs of our clients, generate incremental revenue for them and enhance the relationship with their customers via value-added benefits. Revenues are generated when our clients’ customers choose to purchase membership in the discount benefits package provided by the Company.  Customer membership terms are either monthly (40%) or annually (60%).  Our clients pay us the monthly or annual periodic membership fee for the enrolled customers. Revenues are recognized on a monthly basis.

Services included with wholesale plans provided to our largest member segment generally include insurance benefits and a variety of lifestyle benefits, like discount medical, food & entertainment and automotive related discounts. We also provide wholesale plans that include only discount medical benefits, just lifestyle benefits and other combinations to fit the customer needs of our clients. Our revenue attributable to wholesale plans was approximately $0.5 million ,(9% of total revenue) and $1.0 million, (9% of total revenue) during the three and six months ended March 31, 2009, compared to $0.4 million, (7% of total revenue) and $0.9 million, (9% of total revenue) during the three and six months ended March 31, 2008.

Alliance HealthCard, Inc.
Exhibit C (continued)
Page Four

Retail Plans

Our retail plan offerings are primarily healthcare savings plans. These plans are not insurance, but allow members access to a variety of healthcare networks to obtain discounts from usual and customary fees. Our members pay providers the discounted rate at the time services are provided to them. These plans are designed to serve the markets in which individuals either have no health insurance or limited healthcare benefits. Revenues are generated when our clients’ customers choose to purchase membership in the discount benefits package provided by the Company.  Customer membership terms are annually and revenue is recognized on a monthly basis. Our revenue attributable to retail plans was approximately $0.4 million ,(6% of total revenue) and $0.7 million, (6% of total revenue) during the three and six months ended March 31, 2009, compared to $0.3 million, (5% of total revenue) and $0.4 million, (4% of total revenue) during the three and six months ended March 31, 2008.

In addition to our wholesale and retail offerings, certain clients may choose to include our benefits with their own membership plan offering. In these instances, the client bears the cost of marketing and fulfillment, and we provide customer service. These offerings are designed to enhance our clients’ existing offering and improve their product value relative to their competition and in some instances to improve their customer retention. While these plans provide lower periodic member fees, we incur limited implementation costs and receive higher revenue participation rates.

In order to deliver our membership offerings, we contract with a number of different vendors to provide various products and services to our members. The majority of these vendor relationships involve the vendor providing our members access to their network or providers or their locations and our members obtain a discount at the time of service. We have vendor relationships with medical networks, automotive service companies, insurance companies, travel related entities and food and entertainment consumer discount providers. Our vendors value the relationship with us because we deliver many customers to them without incremental capital cost or risk on their part and these relationships are governed by multi-year agreements and aggregated volume scaling.

Alliance HealthCard, Inc.

Exhibit D

 ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009.  Because we did not complete our assessment of the reliability and effectiveness of our controls and procedures over financial reporting on a timely basis, our management was unable to issue its report on the effectiveness of our internal controls at March 31, 2009. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009 to be ineffective. Furthermore, because we failed to include management’s report within our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, that report was materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act. Until our assessment of the reliability and effectiveness of our controls and procedures over financial reporting has been completed, we are not positioned to know whether we need to implement corrective controls and procedures and our controls and procedures over financial reporting were ineffective on March 31, 2009. During the six months ended March 31, 2009, we have continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

Alliance HealthCard, Inc.
Exhibit D (cont’d)

We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and implemented all required corrective requirements, if any, and will then be positioned to issue management’s report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(t) and 15d-15(t) promulgated under the Exchange Act.

Management has not yet assessed the effectiveness of our internal control over financial reporting as of March 31, 2009 by using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

In connection with the audit of our consolidated financial statements for the year ended September 30, 2008, our independent registered public accounting firm, Eide Bailly LLP, advised the Audit Committee and management that, solely because we underestimated the extent of human resources required to complete the documentation and testing, we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002, they considered this deficiency to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5.  A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes that the consolidated financial statements included in this report, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.